Exhibit 99.2

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

February 5, 2014	NR 2 - 2014

Avrupa outlines 2014 activities

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to provide this shareholder update of its plans and activities for 2014. Paul Kuhn, President and CEO, has outlined the following key strategies and activities for 2014 to advance the European mineral projects and to work towards increasing the value of the Company:

1.

Maintain multiple exploration programs and an active generative exploration pipeline on its projects in Europe – currently several projects are advancing with four partners.

2.

Maintain low overhead costs and minimize dilution for shareholders, so upon success they are well rewarded.

3.

Continue to look for world class deposits in historic mining districts in Europe and the general Mediterranean Basin.

Achievements in 2013

During 2013 Avrupa advanced its projects and received funding in several ways:

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We completed two successful drill programs at the Alvalade copper project.

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We completed one successful drill program at the Covas tungsten project.

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We found a new partner to advance the Slivovo gold and base metals project in Kosovo.

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We partnered with a royalty company that is actively helping to advance several of our projects in Portugal. That company also invested $350,000 directly into Avrupa.

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We completed a financing for $600,000.

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We acquired one new project in the Iberian Pyrite Belt (IPB) of Portugal, and also applied for two others in the same highly prospective belt.

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Two new people were appointed to the Board of Directors.

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We maintained proactive investor relations with contact at conferences in North America and Europe and issued regular corporate updates.

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Several analysts provided updates on the Company.

Plans for 2014

The Company is already moving ahead with its first drill program of 2014, which started in January on the Alvalade Project in the IPB of Portugal. Additional plans for 2014 include:

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Analyze the generative project in Germany for gold and tin and prepare for potential joint venture.

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Continue to analyze results of the drilling at the Alvalade copper project in south Portugal, and continue with additional drilling on the project, if results continue to be positive.

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Begin an active exploration program in Kosovo on Slivovo.

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Continue to expand the tungsten mineral occurrence at Covas in north Portugal.

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Add new projects in new areas to the exploration pipeline, and drop projects that do not meet joint venture criteria, depending on technical results.

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Advance existing and new projects in Portugal with initial funding provided by our royalty partner so that JV partners can be found to further advance the projects.

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Find a partner, or partners, for our southern Portugal projects, particularly the Marateca copper-zinc project in the IPB and the Alvito iron oxide-copper-gold project in the adjacent Ossa Morena Zone.

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Continue to maintain low overhead costs and minimize shareholder dilution.

The Company has also placed links on its website (www.avrupaminerals.com) to a number of new interviews with Mr. Kuhn.  The interviews cover a wide range of topics related to progress at the corporate and financial level, as well as advancement of the Company’s exploration programs in Europe.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 15 exploration licenses in three European countries, including nine in Portugal covering 2,980 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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